Exhibit 1

MAHANAGAR TELEPHONE NIGAM LIMITED
(A GOVERNMENT OF INDIA ENTERPRISE)
CORPORATE OFFICE
MTNL/SECTT/ROC/SE/2006
October 6, 2006

The Secretary,
Delhi/Mumbai/Calcutta/Chennai
National Stock Exchange

Sub:    Compliance of Clause 30 and Clause 47 of the Listing Agreement-
    Appointment of Compliance Officer.

Dear Sir,

We write to inform you that Shri S.C. Ahuja, Company Secretary, MTNL, has superannuated on 30.09.2006 and Shri S.R. Sayal, DY.Company Secretary, has taken over the charge of Company Secretary w.e.f. 1.10.2006.

Further, we write to inform you that consequent upon the superannuation of Shri S.C. Ahuja, Company Secretary, on 30.09.2006, who has nominated as Compliance Officer, Shri S.R. Sayal, has been nominated as Compliance Officer pursuant to Clause 47 of the Listing Agreement.

The above change may kindly be noted.

Thanking you,

Yours faithfully,

(ANITA SONI)
Director (Finance)

CC:

New York Stock
11 Wall Street,
NEW YORK.